October 24, 2008

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          TIM Participações S.A. (the “Company”)
Form 20-F for the Year Ended December 31, 2007
Filed June 3, 2008
File No. 1-14491

Dear Mr. Spirgel:

Thank you for your letter dated October 9, 2008 (the “Comment Letter”), setting forth further comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on our letter dated September 24, 2008 regarding the Annual Report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of TIM Participações S.A. (the “Company”, also referred to in this letter as “we”) filed with the SEC on June 3, 2008.

Our responses to the Staff’s comments on the 2007 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Consolidated Financial Statements

39. Reconciliation between Brazilian GAAP and US GAAP, page F-74
j. Handsets discounts, page F-91

1.
We note your response to prior comment 2. It is still unclear to us how you have accounted for the handset discount arrangement under US GAAP. Please clarify your accounting for this arrangement and describe in more detail the differences that generated adjustment “j” in your reconciliation to US GAAP. It may be helpful to provide us with an illustrative example of your accounting for a typical arrangement involving a handset discount under both US GAAP and Brazilian GAAP.

Response:

From 2004 to July 2006, the Company offered a discount on future telecommunications services to clients that purchased handsets and entered into a service contract (postpaid plan). The price of the handset and the discount were reflected in the clients’ future invoices, in equal installments, based on the handsets’ original prices.

We report below an example of the transaction together with the respective accounting entries for Brazilian and US GAAP purposes.

In April 2005, a person came to a TIM store asking for current promotions. The salesperson informed the potential client that he could acquire a handset and, if he had entered into a 12 month postpaid plan, the price of the handset would be charged in the 12 subsequent monthly bills, with a discount. The discount would be (1) limited to the handset price, and (2) granted in 12 equal monthly installments.

Under this example, the client acquired a handset for R$1,200.00 and the handset’s cost to the Company was R$1,000.00

Brazilian GAAP treatment

The handset sale revenue was recognized at the gross amount when sold and the discount was recognized on a monthly basis as a reduction of service revenues:

At the date of sale:

(1)	Dr – Cost of goods sold	R$ 1,000
	Cr – Inventories		R$ 1,000
Cost of inventories related to the handset sale.

(2)	Dr – Accounts receivable (sales of goods)	R$ 1,200
	Cr – Revenues: sale of goods		R$ 1,200
Revenue from sale of the handset recognized at the client’s purchase date (date of delivery).

Subsequently on a monthly basis:
(3)	Dr – Reductions from gross revenues (P/L)	R$ 100
	Cr – Accounts receivable (sales of goods)		R$ 100

Monthly recording of the discount granted by TIM. This journal entry was recorded in the 12 months subsequent to the date of the purchase of the handset.  This entry reflects the credit that is provided on the customers service invoice.

US GAAP treatment

Under US GAAP, since essentially the Company provided a free handset to the customer, the Company recorded the cost of the handset as an expense on the date the handset was granted to the client. The journal entry that illustrates the US GAAP treatment is:

At the date of sale:
(1)	Dr – Cost of goods	R$ 1,000
	Cr – Inventories		R$ 1,000
Appropriation of additional cost related to the handset granted to the Company’s client.

The adjustment “j”, on page F-14, is a result of the timing difference related to the recording of the discount on the handset. In the illustrative example above, the 2005 gross profit under Brazilian GAAP was R$400 higher than the gross profit recorded under US GAAP as a result of the handset:

-	under US GAAP the net reduction in gross profit was -R$1,000 – representing the cost of the handset;
-
under Brazilian GAAP the net reduction in gross profit was -R$600 (R$200 recognized at the purchase date (revenues of R$ 1,200 net of R$1,000 cost of sales)  – and -R$800 recorded under discount’s caption from May to December 2005 (R$100 * 8 months) )

In 2006 the gross profit under US GAAP would be R$400 higher than the gross profit recorded under Brazilian GAAP.

Under US GAAP, in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” (“EITF 00-21”) the Company divided these arrangements into separate units of accounting and recognized the discount on the handset when sold and the revenue of services based on the usage of the minutes.

40. Additional disclosures required by US GAAP, page F-99
c. Statements of cash flows, page F-104

2.
We note your response to prior comment 4. Explain for us why you have reflected the cash capital increases as one line item within the financing section of the cash flow statement. Tell us what types of activities are included within this line item. Does this amount represent the net of cash inflows and outflows associated with activities at TIM Celular during 2005?

Response:

In 2005, TIM Celular S.A. (TIM Celular) was wholly owned by TIM Brasil Serviços e Participações S.A., as shown below:

TIM Celular had been incurring losses and had a negative working capital. Consequently, its shareholder had been providing it with resources through capital increases. During 2005, TIM Celular issued 7,514,898 thousand common shares (all purchased by TIM Brasil) and received a cash consideration of R$1,695,176. There were no outflows related to capital during 2005.

As disclosed in 2007 20-F page F-12 and F-13, note 2 b), on March 16, 2006, the Extraordinary Shareholders’ Meetings of TIM Participações and of TIM Celular approved the acquisition of TIM Celular by TIM Participações S.A. As a result, TIM Celular and its subsidiaries became subsidiaries of the Company (see the new organizational structure after the acquisition below):

Although in 2005 TIM Celular was not a subsidiary of TIM Participações, the Company retrospectively considered the effects of capital increases in TIM Celular in the combined statements of cash flows, considering both TIM Celular and TIM Participações were companies under common control.

3.
We note your response to prior comment 5. Please tell us how the amounts of the judicial deposits are determined and their relationship, if any, to the amount of the liability that you have recorded for these contingencies. In addition, tell us what you mean by your statement that the balances are updated according to the indexes related to each type of contingency.

Response:

The amounts of the judicial deposits are determined according to the type of litigation (i.e. labor, civil or tax contingency) and are deposited voluntarily by the Company or at the request of a court. Typically, voluntary judicial deposits arise in tax claims in order not to be considered in default by tax authorities. The amount deposited is usually the amount that has been recorded as a provision for contingency by the Company. There are cases in which the amount of the judicial deposit is determined by the judge and is slightly different from the amount the Company estimates as loss and records as a provision for contingency. Additionally, there are a few cases in which the Company does not agree with determined tax or contribution to be paid to the tax authorities and based on a legal process deposits the amount of the related tax/contribution as a judicial deposit, but for which there is no related provision for contingencies. Further, there are claims for which the Company records a provision, but for which there is not any amount judicially deposited (considering the type of litigation that does not require a judicial deposit during the process). The judicial deposits represent restricted cash and may be withdrawn only after the final court decision in relation to the contingency subject (i.e., if the final decision is unfavorable to the Company, the judicial deposit reverts to the challenger. If the final decision is favorable to the Company, the judicial deposit is returned to the Company).

The judicial deposits are required to be increased on a periodic basis based on specific indexes.  We refer to this as updating. Different indexes are used depending on the type of the related contingency (e.g., for federal tax contingencies the SELIC – basic interest rate determined by the Brazilian Government – rate is used, for state tax contingencies the rate used is the index determined by each state, etc.).

In connection with the above responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-3742 or Nicholas Kronfeld (212-450-4950) of Davis Polk & Wardwell, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Mario Cesar Pereira de Araujo
Mario Cesar Pereira de Araujo
Chief Executive Officer
cc:    Nicholas Kronfeld
Davis Polk & Wardwell

Mauro Moreira
Ernst & Young Auditores Independentes S/S

Claudio Camargo
Ernst & Young Auditores Independentes S/S